# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Azul S.A., CIK 0001432364
CUSIP: 05501U106
Title of class of securities: American Depository Shares, each representing three Preferred Shares
Address of issuer's principal executive offices: Avenida Marcos Penteado de Ulhoa, Rodrigues, No. 939, 8th Floor, Edificio, Tambore, Barueri, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 04/25/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001348145

## Reporting persons
- VR Global Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR ADVISORY SERVICES LTD: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR CAPITAL PARTICIPATION LTD.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR CAPITAL GROUP LTD.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- VR CAPITAL HOLDINGS LTD.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deitz Richard: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Azul S.A.
Address of issuer's principal executive offices: Avenida Marcos Penteado de Ulhoa, Rodrigues, No. 939, 8th Floor, Edificio, Tambore, Barueri, Brazil, 06460-040

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) VR Global Partners, L.P. (the "Fund");

(ii) VR Advisory Services Ltd ("VR");

(iii) VR Capital Participation Ltd. ("VRCP");

(iv) VR Capital Group Ltd. ("VRCG");

(v) VR Capital Holdings Ltd. ("VRCH"); and

(vi) Richard Deitz.
Address of principal business office or, if none, residence:
For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA

For Mr. Deitz: The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom
Citizenship:
(i) The Fund is a Cayman Islands exempted limited partnership;

(ii) VR is a Cayman Islands exempted company;

(iii) VRCP is a Cayman Islands exempted company;

(iv) VRCG is a Cayman Islands exempted company;

(v) VRCH is a Cayman Islands exempted company; and

(vi) Mr. Deitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

0 American Depository Shares, each representing three Preferred Shares ("Preferred Shares"), of Azul S.A. (the "Issuer") reported as beneficially owned herein are directly held by the Fund. VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over 0 Preferred Shares held by the Fund. VRCP, as the sole shareholder of VR, also may be deemed to beneficially own 0 Preferred Shares held by the Fund. VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own 0 Preferred Shares held by the Fund. VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own 0 Preferred Shares held by the Fund. Mr. Deitz, as the principal of VR, VRCP, VRCG and VRCH, also may be deemed to beneficially own 0 Preferred Shares held by the Fund.
Percent of class:
As of the date hereof, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 0 Preferred Shares of the Issuer, representing approximately 0% of the shares of Preferred Shares outstanding.

As of April 25, 2025, each of the Reporting Persons may have been deemed to have beneficially owned 49,141,785 Preferred Shares of the Issuer, representing approximately 5.48% of the Preferred Shares outstanding. Each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz exited the whole position on April 30, 2025.

The above percentages are based on 896,039,753 Preferred Shares of the Issuer outstanding as of April 24, 2025, as disclosed in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- VR Global Partners, L.P.: /s/ Emile du Toit, Emile du Toit / Authorized Person of VR Advisory Services Ltd, its general partner (05/02/2025)
- VR ADVISORY SERVICES LTD: /s/ Emile du Toit, Emile du Toit / Authorized Person (05/02/2025)
- VR CAPITAL PARTICIPATION LTD.: /s/ Emile du Toit, Emile du Toit / Authorized Person (05/02/2025)
- VR CAPITAL GROUP LTD.: /s/ Emile du Toit, Emile du Toit / Authorized Person (05/02/2025)
- VR CAPITAL HOLDINGS LTD.: /s/ Emile du Toit, Emile du Toit / Authorized Person (05/02/2025)
- Deitz Richard: /s/ Richard Deitz, Richard Deitz / Self (05/02/2025)